===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          SNYDER COMMUNICATIONS, INC.
                     -------------------------------------
                               (Name of Issuer)


                 SNC Common Stock, par value $0.001 per share
              Circle.com Common Stock, par value $0.001 per share
                     -------------------------------------
                         (Title of Class of Securities)


                                  832914 10 5
                                  832914 20 4
                     -------------------------------------
                                (CUSIP Number)

                                R. John Cooper
                                410 Park Avenue
                                  Suite 1520
                           New York, New York 10022
                                (212) 753-1410
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 With a Copy to:
                           Bruce W. Gilchrist, Esq.
                         J. Warren Gorrell, Jr., Esq.
                            Hogan & Hartson L.L.P.
                             555 13th Street, N.W.
                            Washington, D.C. 20004
                                (202) 637-5600


                               February 20, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

-------------------------------------        -----------------------------------
CUSIP NO.832914 10 5                    13D                   Page 2 of 18 Pages
         832914 20 4
-------------------------------------        -----------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HAVAS ADVERTISING
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      00
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      France
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY           19,972,431 shares of SNC Common Stock*
     OWNED BY             4,983,106 shares of Circle.com Common Stock*
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH               19,972,431 shares of SNC Common Stock*
                          4,983,106 shares of Circle.com Common Stock*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,972,431 shares of SNC Common Stock*
      4,983,106 shares of Circle.com Common Stock*
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.6% of SNC
      21.9% of Circle.com
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      CO
------------------------------------------------------------------------------

* See Item 5 of this Schedule 13D.

ITEM 1.   Security and Issuer

          This statement of beneficial ownership on Schedule 13D ("Schedule 13D") relates to SNC common stock, par value $0.001 per share ("SNC Common Stock"), and Circle.com common stock, par value $0.001 per share ("Circle.com Common Stock"), of Snyder Communications, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 6903 Rockledge Drive, 15th Floor, Bethesda, Maryland 20817.

          The summary descriptions contained in this Schedule 13D of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents.

ITEM 2.   Identity and Background

          This statement is being filed by Havas Advertising, a French corporation (the "Reporting Person"), in connection with the acquisition of beneficial ownership of shares of SNC Common Stock and Circle.com Common Stock by the Reporting Person as a result of its receipt of irrevocable proxies granted in the Company Stockholder Voting Agreement, dated as of February 20, 2000, by and among USN College Marketing, L.P., a Delaware limited partnership, D.M.S. Endowment, LLC, a Delaware limited liability company, Daniel M. Snyder, an individual, Michele D. Snyder, an individual, Mortimer B. Zuckerman, an individual, Fred Drasner, an individual, (together with the Charles E. Smith Jewish Day School of Greater Washington, Inc., a Delaware corporation, the "Significant Company Stockholders")* and the Reporting Person, as amended and restated by the Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000, by and among the Significant Company Stockholders and the Reporting Person (as so amended and restated, the "Voting Agreement"). A copy of the Voting Agreement is attached hereto as Exhibit 1 and described more fully in
Item 4 of this Schedule 13D. Pursuant to the Voting Agreement, each of the Significant Company Stockholders granted an irrevocable proxy to the Reporting Person to vote their shares of SNC Common Stock and Circle.com Common Stock in favor of the proposed merger of the Company and the Reporting Person, as described more fully in Item 4 of this Schedule 13D. In addition, the Reporting Person may be deemed to be a member of a group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), with the Significant Company Stockholders by virtue of being a party to the Voting Agreement.

          The principal business of the Reporting Person, a global advertising and communications company, is to offer a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, multimedia interactive communications and public relations. The principal business office of the Reporting Person is 84, rue de Villiers, 92683 Levallois-Perret Cedex, France. The name, residence or business address, citizenship and present principal occupation or employment of the executive officers and directors of the Reporting Person are set forth on Schedule A hereto and such information is incorporated by reference herein.

          During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any executive officer or director of the Reporting Person, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order

                              Pages 3 of 18 Pages
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          Havas S.A., a French societe anonyme ("Havas"), may, under the rules of the Securities and Exchange Commission, be deemed a controlling person of the Reporting Person. Havas is principally engaged in the business of publishing and multimedia and its principal business address is 31, rue du Colisee, 75008 Paris. Havas is a wholly owned subsidiary of Vivendi S.A., a French societe anonyme ("Vivendi"). The business address of Vivendi is 42 Avenue de Friedland, 75380 Paris, Cedex 08, France. According to information provided by Vivendi and other publicly available information, Vivendi and its subsidiaries are involved in two major sectors: utilities (water, transport, waste management and energy) and communications (telecommunications, publishing, multimedia and audiovisual). According to information provided by Vivendi and other publicly available information, the name, residence or business address, citizenship and present principal occupation or employment of the executive officers and directors of Vivendi are set forth on Schedule B hereto and such information is incorporated by reference herein.

          According to information provided by Vivendi, during the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any executive officer or director of Vivendi, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

* The Reporting Person expects that the Significant Company Stockholders will file, on or about September 13, 2000, a statement of beneficial ownership on
Schedule 13D with the Securities and Exchange Commission in connection with their beneficial ownership of SNC Common Stock and Circle.com Common Stock as parties to the Voting Agreement. For specific information with respect to each of the Significant Company Stockholders, please refer to such Schedule 13D.

ITEM 3.   Source and Amount of Funds or Other Consideration

          No funds were used by the Reporting Person to acquire beneficial ownership of any shares of SNC Common Stock or Circle.com Common Stock. This
Schedule 13D is being filed on behalf of the Reporting Person as the beneficial owner of the shares of SNC Common Stock and Circle.com Common Stock (the "Shares") reflected in this Schedule 13D in connection with its receipt of irrevocable proxies granted to the Reporting Person by each of the Significant Company Stockholders in the Voting Agreement. The Voting Agreement was entered into in connection with the execution of the Merger Agreement (as defined below). In addition, the Reporting Person may be deemed to be a member of a group, within the meaning of Section 13(d)(3) of the Exchange Act, with the Significant Company Stockholders by virtue of being a party to the Voting Agreement.

          The Reporting Person has filed a registration statement on Form F-4 (Registration No. 333-43362), as amended, with the Securities and Exchange Commission (the "Form F-4 Registration Statement"). The Form F-4 Registration Statement includes, among other things, a description of the Merger Agreement, the Merger (as defined below) and the Voting Agreement.

                              Page 4 of 18 Pages

ITEM 4.   Purpose of Transaction

          On August 18, 2000, the Reporting Person and the Significant Company Stockholders entered into the Voting Agreement in connection with the Amended and Restated Agreement and Plan of Merger, dated as of August 3, 2000 and effective February 20, 2000 (the "Merger Agreement"), among the Reporting Person, HAS Acquisition Corp., a Delaware corporation ("Merger Subsidiary"), and the Company, whereby the Reporting Person agreed to acquire all of the issued and outstanding shares of SNC Common Stock through the merger of Merger Subsidiary into the Company (the "Merger"). Upon completion of the Merger, the separate existence of Merger Subsidiary will cease, and the Company will continue as the surviving corporation (the "Surviving Corporation"). The certificate of incorporation of the Company will be the certificate of incorporation of the Surviving Company and the bylaws of Merger Subsidiary in effect at the time the Merger is completed will be the bylaws of the Surviving Company. In addition, until successors are duly elected or appointed and qualified, the directors and officers of Merger Subsidiary at the time the Merger is completed will be the directors and officers of the Surviving Corporation. The consideration to be paid to holders of SNC Common Stock in the Merger will consist of American Depositary Shares of the Reporting Person,
having an aggregate value of approximately $2.1 billion.   The American
Depositary Shares of the Reporting Person will be quoted on the Nasdaq National Market System under the symbol "HADV" at the time the Merger is completed. Following the Merger, the SNC Common Stock will no longer be listed on the New York Stock Exchange. The Circle.com Common Stock will continue to be quoted on the Nasdaq National Market after the Merger.

          Pursuant to the Voting Agreement, each Significant Company Stockholder agreed to vote or consent, or cause to be voted or consented, in person or by proxy, all shares of SNC Common Stock and Circle.com Common Stock beneficially owned by such Significant Company Stockholder or as to which such Significant Company Stockholder had, directly or indirectly, the right to vote or direct the voting, in favor of the proposed Merger and adoption of the Merger Agreement.
In furtherance of such agreement, each Significant Company Stockholder granted to and appointed the Reporting Person and each of Jacques Herail and Bob Schmetterer, in their respective capacities as officers of the Reporting Person, and any individual who thereafter succeeded to any such officer of the Reporting Person, and any other designee of Reporting Person, each of them individually, its irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the SNC Common Stock and Circle.com Common Stock beneficially owned by such Significant Company Stockholder in favor of the Merger and adoption of the Merger Agreement.

          In addition, each Significant Company Stockholder agreed not to (i) effect a "Disposition" (as defined in the Voting Agreement, attached hereto as Exhibit 1) of SNC Common Stock and Circle.com Common Stock, (ii) grant any proxies or powers of attorney with respect to SNC Common Stock and Circle.com Common Stock, (iii) deposit any SNC Common Stock and Circle.com Common Stock into a voting trust, (iv) enter into a voting agreement with respect to SNC Common Stock and Circle.com Common Stock, or (v) take any action that would make any representation or warranty of such Significant Company Stockholder in the Voting Agreement untrue or incorrect, or have the effect of preventing or disabling such Significant Company Stockholder from performing such Significant Company Stockholder's obligations under the Voting Agreement or the Company from performing its obligations under the Merger Agreement.

          The foregoing descriptions of the Voting Agreement and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements,

                              Page 5 of 18 Pages
which are attached hereto as Exhibits 1 and 2, respectively, and which are incorporated herein by reference in their entirety.

          Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer

          (a) Based upon the representations made by the Significant Company Stockholders in the Voting Agreement, as of the close of business on August 18, 2000, the Reporting Person beneficially owned, directly or indirectly, an aggregate of 19,972,431 shares of SNC Common Stock, representing approximately 27.6% of SNC Common Stock outstanding on July 31, 2000, and an aggregate of 4,983,106 shares of Circle.com Common Stock, representing approximately 21.9% of Circle.com Common Stock outstanding on July 31, 2000. In addition, the Reporting Person may be deemed to be a member of a group, within the meaning of Section 13(d)(3) of the Exchange Act, with the Significant Company Stockholders by virtue of being a party to the Voting Agreement. The Reporting Person disclaims the existence of a group within the meaning of Section 13(d)(3) of the Exchange Act based upon the Voting Agreement or any other agreements with respect to the SNC Common Stock or the Circle.com Common Stock.

          (b) The Reporting Person does not have general power to vote or direct the voting of any shares of SNC Common Stock or Circle.com Common Stock. Pursuant to the terms and conditions of the Voting Agreement, the Reporting Person has a limited power to vote 19,972,431 shares of SNC Common Stock and 4,983,106 shares of Circle.com Common Stock in favor of the approval and adoption of the Merger Agreement (as described more fully in Item 4 above).

          The Reporting Person does not have general power to dispose of or direct the disposition of any shares of SNC Common Stock or Circle.com Common Stock. Pursuant to the terms and conditions of the Voting Agreement, the Reporting Person may be deemed to have indirect power to dispose of 19,972,431 shares of SNC Common Stock and 4,983,106 shares of Circle.com Common Stock as a result of its voting power to vote in favor of the approval and adoption of the Merger Agreement (as described more fully in Item 4 above).

          To the best of the Reporting Person's knowledge, the Significant Company Stockholders have the power to vote, direct the voting of, dispose of or direct the disposition of shares of SNC Common Stock or Circle.com Common Stock as set forth on Schedule C attached hereto and incorporated by reference herein. To the best of the Reporting Person's knowledge, the name, business address, citizenship, present principal occupation or employment and other information regarding each of the Significant Company Stockholders are set forth on Schedule C hereto and such information is incorporated by reference herein.

          (c) The Reporting Person has not effected any transactions in the SNC Common Stock or the Circle.com Common Stock during the past sixty days other than through the execution of the Voting Agreement.

          (d)  Not applicable.


          (e)  Not applicable.

                              Page 6 of 18 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as set forth in Items 4 and 5 of this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the issuer.

ITEM 7.   Material to be Filed as Exhibits

          1. Amended and Restated Company Stockholder Voting Agreement, dated as of August 18, 2000, by and among Havas Advertising, Daniel M. Snyder, Michele
D. Snyder, Mortimer B. Zuckerman, Fred Drasner, USN College Marketing, L.P., D.M.S. Endowment, LLC and Charles E. Smith Jewish Day School of Greater Washington, Inc. (Incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-4 of the Reporting Person (Registration No. 333-43362))


          2. Amended and Restated Agreement and Plan of Merger dated as of August 3, 2000 among Havas Advertising, HAS Acquisition Corporation and Snyder Communications. (Incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4 of the Reporting Person (Registration No. 333-43362))




             [The remainder of this page intentionally left blank.]

                              Page 7 of 18 Pages

                                  SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 13, 2000

                                                  HAVAS ADVERTISING



                                                  By: /s/ Jacques Herail
                                                     ___________________________
                                                     Name:  J. Herail
                                                     Title: Director General

                              Page 8 of 18 Pages

                                  SCHEDULE A
                                  ----------

             EXECUTIVE OFFICERS AND DIRECTORS OF HAVAS ADVERTISING
             -----------------------------------------------------

     Each person named below is a director or executive officer of Havas Advertising, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of Havas Advertising set forth in Item 2 above.

                                                                         Present Principal Occupation or
                                                                         Employment, Including the Name, Principal
                                                                         Business and Address of any Corporation
                                                                         or Other Organization in which such
                            Position with Havas                          Employment is Conducted if Other than
Name                        Advertising                 Citizenship      Havas Advertising
----                        -----------                 -----------      -----------------

Alain de Pouzilhac          Chairman and                French           Chairman and Chief Executive Officer,
                            Chief Executive Officer                      Havas Advertising

Michel Boutinard Rouelle    Director                    French           Consultant

Paul Camous                 Director                    French           Director, Groupe Andre
                                                                         Clothing and Shoe Manufacturing and
                                                                         Retailing
                                                                         28 Av de Flandre
                                                                         75019 Paris
                                                                         France

Jean-Michel Carlo           Vice Chairman and Director  French           Vice Chairman and Director, Havas
                                                                         Advertising

Alain Cayzac                Vice Chairman and Director  French           Vice Chairman and Director, Havas
                                                                         Advertising

Richard Colker              Director                    United States    Managing Partner, Acadia Investment
                                                        of America       Corporation
                                                                         Investing
                                                                         6 Pelham Place
                                                                         London SW7 2NH
                                                                         United Kingdom

Nicolas Duhamel             Director                    French           Executive Vice President, Havas S.A.
                                                                         Publishing and Multimedia
                                                                         31 rue de Colisee, 75008 Paris
                                                                         France

Philippe Faure              Director                    French           Chairman, Marsh & McLennan France
                                                                         Risk and Insurance Services
                                                                         54 Quai Michelet
                                                                         92300 Levallois-Perret
                                                                         France

                              Page 9 of 18 Pages

                                                                         Present Principal Occupation or
                                                                         Employment, Including the Name, Principal
                                                                         Business and Address of any Corporation
                                                                         or Other Organization in which such
                            Position with Havas                          Employment is Conducted if Other than
Name                        Advertising                 Citizenship      Havas Advertising
----                        -----------                 -----------      -----------------

Pierre Lescure              Director                    French           Chairman, Canal +
                                                                         Pay Television Channel Operation
                                                                         85/89 Quai Andre Citroen
                                                                         75015 Paris
                                                                         France

Jacques Mayoux              Director                    French           Vice-Chairman
                                                                         Goldman Sachs Europe
                                                                         Investment Banking and Securities
                                                                         2 rue de Thann
                                                                         75017 Paris
                                                                         France

Thierry Meyer               Director                    Belgian          Advisor to the General Management, Alcatel
                                                                         Telecommunications
                                                                         54, rue La Boetie
                                                                         75008 Paris
                                                                         France

Jean-Laurent Nabet          Director                    French           Director of Development, Havas S.A.
                                                                         Publishing and Multimedia
                                                                         31 rue de Colisee, 75008 Paris
                                                                         France

Bob Schmetterer             Director                    United States    Chairman and Chief Executive Officer,
                                                        of America       EURO RSCG Worldwide
                                                                         Advertising and Communications
                                                                         350 Hudson Street
                                                                         New York, New York  10014

Jacques Seguela             Vice Chairman, Chief        French           Vice Chairman, Chief Creative Officer and
                            Creative Officer and                         Director, Havas Advertising
                            Director

Patrick Soulard             Director                    French           Director of Investment Banking Division,
                                                                         Societe Generale
                                                                         Banking
                                                                         17 Cours Valmy
                                                                         Paris La Defense 7 Valmy
                                                                         92972 Paris La Defense, Cedex
                                                                         France

Havas S.A.,                 Director                    French           Chief Operating Officer, Vivendi S.A.
represented by Eric Licoys                                               Chairman and Chief Executive Officer, Havas S.A.
                                                                         31 rue de Colisee, 75008 Paris

                              Page 10 of 18 Pages

                                                                         Present Principal Occupation or
                                                                         Employment, Including the Name, Principal
                                                                         Business and Address of any Corporation
                                                                         or Other Organization in which such
                            Position with Havas                          Employment is Conducted if Other than
Name                        Advertising                 Citizenship      Havas Advertising
----                        -----------                 -----------      -----------------
SOCIF, a French             Director                    Italian          Chairman and Chief Executive Officer,
corporation, represented                                                 Immobiliere Hoteliere S.A.
by Clement Vaturi                                                        Perfume and Duty Free Shops Worldwide;
                                                                         Operation and Investments in Hotels
                                                                         8 rue de l'Hotel de Ville
                                                                         92200 Neuilly sur Seine
                                                                         France

Jacques Herail              Managing Director and       French           Managing Director and Chief Financial
                            Chief Financial Officer                      Officer, Havas Advertising

Fernando Rodes Vila         Chief Executive Officer,    French           Chief Executive Officer, Media Planning,
                            Media Planning, S.A.                         S.A.
                                                                         Media Planning and Buying Services
                                                                         84, rue de Villiers
                                                                         92683 Levallois-Perret, Cedex
                                                                         France

                              Page 11 0f 18 Pages

                                  SCHEDULE B
                                  ----------

           LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF VIVENDI S.A.
           --------------------------------------------------------

Each person named below is a director or executive officer of Vivendi S.A., whose principal business is described under Item 2 below. Except as otherwise set forth below, the principal business address of each person is the address of Vivendi S.A. set forth in Item 2 above.

                                                                           Present Principal Occupation or
                                                                           Employment, Including the Name,
                                                                           Principal Business and Address of any
                                                                           Corporation or Other Organization in
Name of Executive Office or          Position with                         which such Employment is Conducted if
Director                             Vivendi S.A.         Citizenship      Other than Vivendi S.A.
-------                              ------------         -----------      -----------------------
Jean-Marie Messier                   Chairman of the      French           Chairman and
                                     Board of Directors                    Chief Executive Officer, Vivendi S.A.
                                     and Chief
                                     Executive Officer

Eric Licoys                          Chief Operating      French           Chief Operating Officer, Vivendi, S.A.
                                     Officer and                           Chairman and Chief Executive Officer, Havas S.A.
                                     Director

Jean-Louis Guy Henry Beffa           Director             French           Chairman and Chief Executive Officer, Campagne de
                                                                           Saint Gobain
                                                                           Distribution and Production of Glass Containers,
                                                                           Sheet Glass and Other Products
                                                                           18, Avenue d'Alsace
                                                                           92400 Courbevoie

Rene Francois Thomas                 Director             French           Honorary Chairman, Banque Nationale de Paris
                                                                           Banking
                                                                           16, Boulevard des Italiens
                                                                           75009 Paris

Marc Andre Dominique Vienot          Director             French           Chairman, Paris Europlace
                                                                           Association of Financial Institutions
                                                                           and Corporations
                                                                           39, rue Cambon
                                                                           75039 Paris, Cedex ler
                                                                           France

Jacques Friedmann                    Director             French           Chairman of the Supervisory Board, AXA
                                                                           Insurance
                                                                           9, Place Vendome
                                                                           75001 Paris
                                                                           France

Bernard Jean Etienne Arnault         Director             French           Chairman and Chief Executive Officer, Louis Vuitton
                                                                           Moet Hennessy
                                                                           Luxury Goods Manufacturing
                                                                           30, avenue Hoche
                                                                           75008 Paris
                                                                           France

                              Page 12 of 18 Pages

                                                                           Present Principal Occupation or
                                                                           Employment, Including the Name,
                                                                           Principal Business and Address of any
                                                                           Corporation or Other Organization in
Name of Executive Office or          Position with                         which such Employment is Conducted if
Director                             Vivendi S.A.         Citizenship      Other than Vivendi S.A.
-------                              ------------         -----------      -----------------------
Philippe Foriel-Destezet             Director             French           Chairman and Chief Executive
                                                                           Officer of Adecco, Alcila,
                                                                           Ecco, Idem France and Nescofin
                                                                           UK Limited
                                                                           Personnel Placement Services
                                                                           43 Rutlandgate
                                                                           S.W. 71 ED London
                                                                           England

Simon Murray                         Director             French           Chairman, Simon Murray & Associates
                                                                           Financial Holding Company
                                                                           Princes House
                                                                           38 Jermyn Street
                                                                           London SW1Y 6DT

Serge Tchuruk                        Director             French           Chairman and Chief Executive
                                                                           Officer, Alcatel
                                                                           Telecommunications
                                                                           54, rue de la Boetie
                                                                           75382 Paris Cedex 08
                                                                           France

Henri Lachmann                       Director             French           Chairman and Chief Executive
                                                                           Officer, Schneider Electric S.A.
                                                                           Electrical Distribution Equipment
                                                                           Manufacturing and Distribution
                                                                           43-45, boulevard F. Roosevelt
                                                                           92500 Rueil Malmaison

Esther Koplowitz Romero de Juseu     Director             Spanish          Vice Chairman, FCC
                                                                           Construction and Urban Cleaning
                                                                           Activities
                                                                           Plaza Pablo Ruiz Picasso
                                                                           28020 Madrid

Jean-Marc Esplioux                   Director             French           Chief Executive Officer, Accor
                                                                           Hotel Management
                                                                           2, rue de la Mare-Neuve
                                                                           91021 Evry Cedex
                                                                           France

Thomas Middlehoff                    Director             German           Chairman and Chief Executive
                                                                           Officer, Bertelsmann AG
                                                                           Media & Publishing
                                                                           Carl-Bertelsmann-Strasse 270
                                                                           D-33311 Gutersloh

Henri Proglio                        Senior Executive     French           Senior Executive Vice President,
                                     Vice President,                       Vivendi Environment
                                     Vivendi Environment



                             Page 13 of 18 Pages

                                                                           Present Principal Occupation or
                                                                           Employment, Including the Name,
                                                                           Principal Business and Address of any
                                                                           Corporation or Other Organization in
Name of Executive Office or          Position with                         which such Employment is Conducted if
Director                             Vivendi S.A.         Citizenship      Other than Vivendi S.A.
-------                              ------------         -----------      -----------------------
Phillippe Germond                    Senior Executive     French           Senior Executive Vice President,
                                     Vice President,                       Vivendi Communications
                                     Vivendi                               42  Avenue de Friedland
                                     Communications                        75380 Paris Cedex 08
                                                                           France


Guillaume Hannezo                    Chief Financial      French           Chief Financial Officer, Vivendi S.A.
                                     Officer

Jean-Francois Colin                  Executive Vice       French           Executive Vice President, Human
                                     President, Human                      Resources, Vivendi S.A.
                                     Resources

Daniel Caille                        Executive Vice       French           Executive Vice President, Vivendi S.A.
                                     President

Jean-Francois Dubos                  Company Secretary    French           Company Secretary, Vivendi S.A.

Christine Delavennat                 Vice President,      French           Vice President, Corporate
                                     Corporate                             Communication, Vivendi S.A.
                                     Communication

Thierry de Beauce                    Vice President,      French           Vice President, International Affairs,
                                     International                         Vivendi S.A.
                                     Affairs

Agnes Audier                         Vice President,      French           Vice President, Strategy and Business
                                     Strategy and                          Development, Vivendi S.A.
                                     Business
                                     Development

Sylvie d'Arvisenet                   Ethical Standards    French           Ethical Standards, Vivendi S.A.

                              Page 14 of 18 Pages

                                  SCHEDULE C
                                  ----------

                   LIST OF SIGNIFICANT COMPANY STOCKHOLDERS
                   ----------------------------------------

1. Significant Company Stockholder:           USN College Marketing, L.P.
   State of Organization:                     Delaware
   Principal Business:                        Direct Marketing and Advertising
   Address of Principal Office:               450 West 33rd Street, 3rd Floor
                                              New York, New York 10001
   Shares with Sole Voting Power:             0
   Shares with Shared Voting Power:           5,290,939 shares of SNC Common Stock
                                              1,322,734 shares of Circle.com Common Stock
   Shares with Sole Dispositive Power:        0
   Shares with Shared Dispositive Power:      5,290,939 shares of SNC Common Stock
                                              1,322,734 shares of Circle.com Common Stock
   Aggregate amount Beneficially Owned:       19,972,431 shares of SNC Common Stock
                                              4,983,106 shares of Circle.com Common Stock
   Percent of Class Rep. by Aggregate:        27.6% of SNC
                                              21.9% of Circle.com

2. Significant Company Stockholder:           D.M.S. Endowment, LLC
   State of Organization:                     Delaware
   Principal Business:                        Charitable Trust
   Address of Principal Office:               c/o Snyder Communications, Inc.
                                              6903 Rockledge Drive
                                              Bethesda, Maryland 20918

   Shares with Sole Voting Power:             4,337,976 shares of SNC Common Stock
                                              1,084,494 shares of Circle.com Common Stock
   Shares with Shared Voting Power:           0
   Shares with Sole Dispositive Power:        4,337,976 shares of SNC Common Stock
                                              1,084,494 shares of Circle.com Common Stock
   Shares with Shared Dispositive Power:      0
   Aggregate amount Beneficially Owned:       19,972,431 shares of SNC Common Stock
                                              4,983,106 shares of Circle.com Common Stock
   Percent of Class Rep. by Aggregate:        27.6% of SNC
                                              21.9% of Circle.com

                              Page 15 of 18 Pages

3. Significant Company Stockholder:        Daniel M. Snyder
   Citizenship:                            United States of America
   Residence or Business
    Address:                               Snyder Communications, Inc.
                                           6903 Rockledge Drive
                                           Bethesda, Maryland 20918

   Present Principal Occupation
    or Employment:                         Chairman and Chief Executive Officer,
                                           Snyder Communications, Inc.
   Name, Principal Business
    and Address of any
    Corporation or Other
    Organization in which
    Such Employment is
    Conducted:                             N/A
   Shares with Sole Voting Power:          5,551,171 shares of SNC Common
                                           Stock
                                           1,382,793 shares of Circle.com
                                           Common Stock
   Shares with Shared Voting Power:        0
   Shares with Sole Dispositive Power:     5,551,171 shares of SNC Common
                                           Stock
                                           1,382,793 shares of Circle.com
                                           Common Stock
   Shares with Shared Dispositive Power:   0
   Aggregate amount Beneficially Owned:    19,972,431 shares of SNC Common
                                           Stock
                                           4,983,106 shares of Circle.com
                                           Common Stock
   Percent of Class Rep. by Aggregate:     27.6% of SNC
                                           21.9% of Circle.com

4. Significant Company Stockholder:        Michele D. Snyder
   Citizenship:                            United States of America
   Residence or Business
    Address:                               Snyder Communications, Inc.
                                           6903 Rockledge Drive
                                           Bethesda, Maryland 20918
   Present Principal Occupation
    or Employment:                         Director, President and Chief
                                           Operating Officer, Snyder
                                           Communications, Inc.
   Name, Principal Business
    and Address of any
    Corporation or Other
    Organization in which
    Such Employment is
    Conducted:                             N/A
   Shares with Sole Voting Power:          1,945,490 shares of SNC Common
                                           Stock
                                           481,372 shares of Circle.com
                                           Common Stock
   Shares with Shared Voting Power:        0
   Shares with Sole Dispositive Power:     1,945,490 shares of SNC Common
                                           Stock
                                           481,372 shares of Circle.com
                                           Common Stock
   Shares with Shared Dispositive Power:   0
   Aggregate amount Beneficially Owned:    19,972,431 shares of SNC Common
                                           Stock
                                           4,983,106 shares of Circle.com
                                           Common Stock
   Percent of Class Rep. by Aggregate:     27.6% of SNC
                                           21.9% of Circle.com

                              Page 16 of 18 Pages

5. Significant Company Stockholder:           Mortimer B. Zuckerman
   Citizenship:                               United States of America
   Residence or Business
     Address:                                 599 Lexington Avenue
                                              Suite 1300
                                              New York, NY 10022
   Present Principal Occupation
     or Employment:                           Chairman of Boston Properties,
                                              Inc. and
                                              Chairman and Editor-in-Chief of
                                              U.S. News and World Report
   Name, Principal Business
     and Address of any
     Corporation or Other
     Organization in which
     Such Employment is
     Conducted:                               N/A
   Shares with Sole Voting Power:             634,610 shares of SNC Common Stock
                                              158,652 shares of Circle.com
                                              Common Stock
   Shares with Shared Voting Power:           5,290,939 shares of SNC Common
                                              Stock
                                              1,322,734 shares of Circle.com
                                              Common Stock
   Shares with Sole Dispositive Power:        634,610 shares of SNC Common Stock
                                              158,652 shares of Circle.com
                                              Common Stock
   Shares with Shared Dispositive Power:      5,290,939 shares of SNC Common
                                              Stock
                                              1,322,734 shares of Circle.com
                                              Common Stock
   Aggregate amount Beneficially Owned:
                                              4,983,106 shares of Circle.com
                                              Common Stock
   Percent of Class Rep. by Aggregate:        27.6% of SNC
                                              21.9% of Circle.com

6. Significant Company Stockholder:           Fred Drasner
   Citizenship:                               United States of America
   Residence or Business
     Address:                                 The Daily News
                                              450 West 33rd Street
                                              3rd Floor
                                              New York, New York 10001
   Present Principal Occupation
     or Employment:                           Chief Executive Officer and Co-
                                                Publisher of Daily New and
                                                President and Chief Executive
                                                Officer of U.S. News and World
                                                Report
   Name, Principal Business
      and Address of any
      Corporation or Other
      Organization in which
      Such Employment is
      Conducted:                              N/A
   Shares with Sole Voting Power:             1,125,303 shares of SNC Common
                                              Stock
                                              281,325 shares of Circle.com
                                              Common Stock

                              Page 17 of 18 Pages

   Shares with Shared Voting Power:       5,290,939 shares of SNC Common Stock
                                          1,322,734 shares of Circle.com Common
                                          Stock
   Shares with Sole Dispositive Power:    1,125,303 shares of SNC Common Stock
                                          281,325 shares of Circle.com Common
                                          Stock
   Shares with Share Dispositive Power:   5,290,939 shares of SNC Common Stock
                                          1,322,734 shares of Circle.com Common
                                          Stock
   Aggregate amount Beneficially Owned:   19,972,431 shares of SNC Common Stock
                                          4,983,106 shares of Circle.com Common
                                          Stock
   Percent of Class Rep. by Aggregate:    27.6% of SNC
                                          21.9% of Circle.com

7. Significant Company Stockholder:       Charles E. Smith Jewish Day School of
                                          Greater Washington, Inc.
   State of Organization:                 Delaware
   Principal Business:                    Education
   Address of Principal Office:           1901 East Jefferson Street
                                          Rockville, Maryland 20852

   Shares with Sole Voting Power:         1,086,942 shares of SNC Common Stock
                                          271,736 shares of Circle.com Common
                                          Stock
   Shares with Shared Voting Power:       0
   Shares with Sole Dispositive Power:    1,086,942 shares of SNC Common Stock
                                          271,736 shares of Circle.com Common Stock
   Shares with Shared Dispositive Power:  0
   Aggregate amount Beneficially Owned:   19,972,431 shares of SNC Common Stock
                                          4,983,106 shares of Circle.com Common Stock
   Percent of Class Rep. by Aggregate:    27.6% of SNC
                                          21.9% of Circle.com

                              Page 18 of 18 Pages